ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Six months ended October 31 2017

The Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the Arco Resources Corp. (the “Company”) financial statements. The information provided herein should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and notes for the six months ended October 31, 2017 and its audited consolidated financial statements and notes for the year ended April 30, 2017. All amounts are stated in Canadian dollars unless otherwise indicated. The effective date of this report is December 30, 2017.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. See the “Forward-Looking Statements” section of the report.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board of directors meets with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

Arco Resources Corp. is a Canadian public company listed for trading on the NEX board of the TSX Venture Exchange (“TSXV”) with the symbol “ARR.H”. The Company is in the business of the exploration and development of mineral properties in North America (see Exploration and Evaluation Assets below).

The Company suspended its exploration and development plans for its properties in 2014 due to a lack of available funding for junior exploration companies. During the year ended April 30, 2017, the Company allowed the claim to lapse on its final remaining exploration property (see Exploration and Evaluation Assets below).

Corporate Developments

−	In February 2016, the Company completed shares-for-debt transactions with various creditors of the Company to settle a total of $243,090 in payables, including $35,000 in outstanding loans. The Company issued units in its capital stock at a deemed price of $0.05 per unit, issuing 4,861,800 common shares and 4,292,800 common share purchase warrants. Each warrant issued is exercisable to purchase one additional common share of the Company at a price of $0.075 for a period of 18 months.

−	On May 5, 2017 the Company was de-listed from Tier 2 of the TSXV and moved to the NEX board of the TSXV, where its common shares currently trade. The NEX is a trading platform on the TSXV for companies that have failed to maintain compliance with financial listing standards of the TSXV or the Toronto Stock Exchange.

−	On October 10, 2017, the Company entered into a letter of intent with Cannex Capital Group Inc. (“Cannex”) dated effective October 8, 2017, pursuant to which Arco will acquire all of the issued and outstanding securities of Cannex in exchange for securities of Arco. The proposed transaction (the “Transaction”) is expected to be carried out by way of a three-cornered amalgamation under the Business Corporations Act. As a result of the Transaction, Arco, as the “Resulting Issuer”, will continue on with the business of Cannex under the name “Cannex Capital Holdings Inc.” or such other name as may be approved by the board of directors of the Company, with the Company de-listing from the NEX and the Resulting Issuer listing its common shares for trading on the Canadian Securities Exchange (“CSE”).

As part of the Transaction, the Company announced that it would approve a consolidation of its issued and outstanding share capital and settle an aggregate of $467,928 of debt by way of shares-for-debt settlements prior to consolidation with certain of its creditors by the issuance of an aggregate of 3,720,000 pre -consolidated common shares. The proposed consolidation will then leave the Company with 2,000,000 common shares outstanding prior to the proposed Transaction Cannex and the Company announced that Cannex will complete an equity private placement financing of up to 25,000,000 subscription receipts of Cannex at a price of $1.00 per subscription receipt for gross proceeds of up to $25,000,000, which amount was then amended to be up to 40,000,000 subscription receipts for gross proceeds of up to $40,000,000. The proceeds from the financing will be used to fund, in part, the acquisition by Cannex of 100% of BrightLeaf Development LLC (“BLD”), a Washington State limited liability company that holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Northwest Cannabis Solutions LLC and 7Point Holdings LLC, licensed cannabis producer/processors located in Washington State.

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Six months ended October 31, 2017

The Transaction is subject to, among other things, definitive agreements, the closing of the BLD Acquisition, as well as receipt of the requisite shareholder approvals and regulatory approvals, including the approvals of the TSXV-NEX and the CSE.

Exploration and Evaluation Assets

The Company currently has no exploration or evaluation assets, as its claims on the Taviche property, a 1,052-hectare property located in the State of Oaxaca, Mexico, have lapsed. The Company had suspended exploration activity on the Taviche property in 2014 while attempting to arrange financing or coordinate a joint venture to further its exploration and development.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations. The table below is reflective of losses per share on a post-consolidated basis. For more detailed information, refer to the Financial Statements.

	Year ended	Year ended	Year ended
	April 30, 2017	April 30, 2016	April 30, 2015
Total revenues	$-	$-	$-
Income (loss) for the year from continuing operations	(214,194)	47,551	(168,732)
Basic and diluted loss per share	(0.15)	Nil	(0.12)
Total assets	13,042	10,432	28,625
Total liabilities	551,405	334,601	744,365

Selected Quarterly Information

Selected financial indicators for the eight most recent quarterly periods are shown in the following table.

		Revenue		Income (loss) for the period from c ontinuing operations		Basic and diluted income (loss) per share from continuing operations		Income (loss) f or the period		Basic and diluted income (loss) per share

Quarter Ended	$		$		$	/share	$		$	/share

January 31, 2016		-		(40,469)		(0.03)		(40,469)		(0.03)
April 30, 2016		-		(137,368)		(0.09)		(137,368)		(0.09)
July 31, 2016		-		(27,842)		(0.02)		(27,842)		(0.02)
October 31, 2016		-		(33,363)		(0.02)		(33,363)		(0.02)
January 31, 2017		-		(74,181)		(0.05)		(74,181)		(0.05)
April 30, 2017		-		(78,808)		(0.06)		(78,808)		(0.06)
July 31, 2017		-		(17,951)		(0.01)		(17,951)		(0.01)
October 31, 2017		-		(10,997)		(0.01)		(10,957)		(0.01)

Fluctuations in the Company’s expenditures reflect variations in the timing of exploration activities and general operations, and the ability of the Company to raise capital for its projects, including share-based payments during certain quarters.

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Six months ended October 31, 2017

Results of Operations

Overall, the Company recorded a loss of $28,948 ($nil per common share) for the six months ended October 31, 2017 as compared to a loss of $61,205 ($0.01 per common share) for the six months ended October 31, 2016.

Operating Expenses:

The operating expenses for the six months ended October 31, 2017 were $34,205 as compared to operating expenses of $62,258 for the six months ended October 31, 2016. The decrease was primarily due to a decrease in management fees of $nil (2016 - $13,500) and rent of $4,500 (2016 - $18,000).

Expenses that increased during the year were professional fees of $11,150 (2016- $2,890 and transfer agent and filing fees of $5,181 (2016 - $3,456). Most expenses remained consistent with the prior year due to continued reduced corporate activity.

Other Income and Expenses:

The significant other income and expenses were:

−	Interest expense and financing fees on loans payable of $2,205 (2016 - $2,205)

−	Foreign exchange gain of $7,462 (2016 – $3,258) related to the Canadian Dollar-US Dollar exchange rate

Liquidity and Capital Resources

At October 31, 2017, the Company had a working capital deficiency of $567,311, including cash of $44, as compared to a working capital deficiency of $538,363 at April 30, 2017. The Company has very limited cash resources and current market conditions are poor for raising capital through the issuance of common shares. Other factors affecting near-term liquidity are:

−	At October 31, 2017, the Company’s officers and companies controlled by them were owed $217,256 (April 30, 2016 - $216,647).

−	On September 9, 2014, the Company obtained a loan for $29,154 from a Director of the Company to fund operating expenses. The Company agreed to pay the lender a bonus of $4,373 for providing the loan. The loan bears interest at 15% per annum. During the six months ended Oct 31, 2017, the Company accrued interest of $2,205 (2016: $2,205). At October 31, 2017, accrued interest in the amount of $13,742 (April 30, 2017 - $11,538) was payable. This loan is payable on demand.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and directors.

The aggregate value of transactions relating to key management personnel were as follows:

	Six months ended	Six months ended
	October 31,	October 31,
	2017	2016
Management fees accrued to a company controlled by the CFO	$-	$13,500
Consulting fees accrued to a company controlled by a director of the Company	7,500	15,000
Rent accrued to a director of the Company	4,500	-
	$12,000	$28,500

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At October 31, 2017, $217,256 (April 30, 2017 - $216,647) is due to officers and directors or to companies controlled by either an officer or director of the Company. The amounts are unsecured, non-interest bearing, and have no stated terms of repayment.

During the year ended April 30, 2016, the Company settled balances due to related parties totaling $166,490 by issuing 915,000 common shares at price of $0.05 per share with a total fair value of $45,750 and the Company recorded a related debt forgiveness in the amount of $120,740.

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Six months ended October 31, 2017

Shares and Share-based Units

The Company has the following common shares, stock options, and share purchase warrants outstanding:

Common shares

As at October 31, 2017 and December 30, 2017 (date of report), there are 9,387,323 common shares issued and outstanding.

Stock Options

At October 31, 2017 and December 30, 2017 (date of report), there are nil stock options outstanding and exercisable.

Warrants

At October 31, 2017 and December 30, 2017 (date of report) there are nil share purchase warrants outstanding.

Financial Instruments

Further details about financial instruments and risk management are provided in the Company’s audited 2017 financial statements.

Risks and Uncertainties

The more significant risks and uncertainties not discussed elsewhere in this MD&A include:

Financing Risk

The Company has substantially exhausted its cash reserves and will need to raise funds to finance its operations and exploration activities if a material amount of outstanding warrants or options are not exercised prior to that time. There is no certainty that the Company will be able to raise money on acceptable terms or at all.

Exploration Risk

Exploration for mineral resources involves a high degree of risk. The cost of conducting exploration programs may be substantial and the likelihood of success is difficult to assess. Few explored properties are ultimately developed into producing mines. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several different exploration prospects in a number of favorable geologic environments.

Metal Price Risk

Even if the Company’s exploration programs are successful in locating economic deposits of minerals or precious metals, factors beyond the Company’s control may affect the value and marketability of such deposits. Natural resource prices have wide historic fluctuations due to many factors, including inflation, currency fluctuations, interest rates, consumption trends and local and worldwide financial market conditions. The prices of such natural resources greatly affect the value of the Company and the potential value of its properties. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed.

Environmental Risk

The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company’s operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenditures.

Future accounting policy changes

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below

i)	IFRS 9: New standard that replaced IAS 39 for classification and measurement, tentatively effective for annual periods beginning on or after January 1, 2018.

ii)

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard.

iii)

IFRS 16: A new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lease accounting model. The impact of IFRS 16 on the Company’s financial instruments has not yet been determined.

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Six months ended October 31, 2017

Off-Balance Sheet Arrangements

As at October 31, 2017 the Company does not have any off-balance sheet arrangements.

Critical accounting estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Information about critical accounting estimates and judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements are discussed below:

Judgments

EXPLORATION AND EVALUATION EXPENDITURES

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

TITLE TO MINERAL PROPERTY INTERESTS

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Going concern

The assumption is that the Company is a going concern and will continue in operation for the foreseeable future and at least one year.

Estimates

EXPLORATION AND EVALUATION EXPENDITURES

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

SHARE-BASED PAYMENT TRANSACTIONS

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions.

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Six months ended October 31, 2017

Capital commitments

The Company has no commitments for equipment expenditures for 2018. The Company has forecasted that any property and equipment expenditures based on future needs will be funded from working capital and/or from operating or capital leases.

Proposed Transactions

On October 10, 2017, the Company entered into a letter of intent with Cannex Capital Group Inc. (“Cannex”) dated effective October 8, 2017, pursuant to which Arco will acquire all of the issued and outstanding securities of Cannex in exchange for securities of Arco. The proposed transaction (the “Transaction”) is expected to be carried out by way of a three-cornered amalgamation under the Business Corporations Act. As a result of the Transaction, Arco, as the “Resulting Issuer”, will continue on with the business of Cannex under the name “Cannex Capital Holdings Inc.” or such other name as may be approved by the board of directors of the Company, with the Company de-listing from the NEX and the Resulting Issuer listing its common shares for trading on the Canadian Securities Exchange (“CSE”).

As part of the Transaction, the Company announced that it would approve a consolidation of its issued and outstanding share capital and settle an aggregate of $467,928 of debt by way of shares-for-debt settlements prior to consolidation with certain of its creditors by the issuance of an aggregate of 3,720,000 pre-consolidated common shares. The proposed consolidation will then leave the Company with 2,000,000 common shares outstanding prior to the proposed Transaction

Cannex and the Company announced that Cannex will complete an equity private placement financing of up to 25,000,000 subscription receipts of Cannex at a price of $1.00 per subscription receipt for gross proceeds of up to $25,000,000, which amount was then amended to be up to 40,000,000 subscription receipts for gross proceeds of up to $40,000,000. The proceeds from the financing will be used to fund, in part, the acquisition by Cannex of 100% of BrightLeaf Development LLC (“BLD”), a Washington State limited liability company that holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Northwest Cannabis Solutions LLC and 7Point Holdings LLC, licensed cannabis producer/processors located in Washington State.

The Transaction is subject to, among other things, definitive agreements, the closing of the BLD Acquisition, as well as receipt of the requisite shareholder approvals and regulatory approvals, including the approvals of the TSXV-NEX and the CSE.

Outlook

At the date of this MD&A, the Company has limited cash resources. It will be necessary to complete an equity financing to fund future operations.

Forward-Looking Statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates.

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Six months ended October 31, 2017

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Risks and uncertainties

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, social, political, financial and economics. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties are not limited to but include risks associated with our dependence on the current portfolio of projects are: geological exploration and development; changes in law; continued negative operating cash flow and the availability of additional funding as and when required; infrastructure; inflation; governmental regulation; environmental; hazards, insurance; uninsured risks; competition; currency fluctuations; labour and employment; joint ventures; contract repudiation; dependence on key management personnel and executives; and litigation risks.

Other information

Additional information relating to the Company is available on SEDAR at www.sedar.com.